SPI ENERGY CO., LTD.

4677 Old Ironsides Drive, Suite 190,

Santa Clara, CA 95054

November 23, 2021

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549
Attention: Eiko Yaoita Pyles

Re:	SPI Energy Co., Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2020
Filed April 29, 2021
Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2020
Filed October 29, 2021
File No. 001-37678

Dear Ms. Pyles:

We have set forth below responses to the comments of the staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “SEC”) contained in its letter of November 19, 2021 with respect to the Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2020 (File No. 001-37678) (the “20-F”) filed with the SEC on April 29, 2021 by SPI Energy Co., Ltd., a Cayman Islands company (the “Company”). For your convenience, the text of the Staff’s comments is set forth below followed in each case by the Company’s response. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to the 20-F (the “Amended 20-F”) filed with the SEC concurrently with the submission of this letter.

Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2020

Risks Related to Our Ordinary Shares

Recent joint statement by the SEC and the PCAOB proposed rule changes..., page 37

1.	We note your response to prior comment 6 and your revised disclosure on page 37. In the last paragraph, please revise to clearly disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and disclose that an exchange may determine to delist your securities.

Xiaofeng Peng
SPI Energy Co., Ltd.
November 23, 2021

COMPANY RESPONSE: We respectfully advise the Staff that the disclosure on the page 37 of the Amended 20-F has been revised in accordance with the Staff’s comment.

Item 19. Exhibits, page 107

2.	Please amend your filing to include updated certifications pursuant to Section 302 and 906 of the Sarbanes-Oxley Act of 2002.

COMPANY RESPONSE: We respectfully advise the Staff that the Amended 20-F has been revised to include updated certifications pursuant to Section 302 and 906 of the Sarbanes-Oxley Act of 2002 in accordance with the Staff’s comment.

Xiaofeng Peng
SPI Energy Co., Ltd.
November 23, 2021

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. If you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please call or email our legal counsel, Giovanni Caruso at 212-407-4866, gcaruso@loeb.com. Thank you for your time and attention to this filing.

SPI ENERGY CO., LTD.

/s/Xiaofeng Peng
Name: Xiaofeng Peng
Title: Chief Executive Officer

cc:     Giovanni Caruso, Esq.